05037074

SECUR[ITIES AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15001

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2005
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Morgan Keegan & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Front Street
(No. and Street)

Memphis	**Tennessee**	**38103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph C. Weller — **901-524-4100**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

6410 Poplar Avenue, Suite 500	**Memphis**	**TN**	**38119**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph C. Weller, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Keegan & Company, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer and that the financial statements and supplementary information of the Company are made available to all Company members and allied members of the New York Stock Exchange, Inc.

Joseph C. Weller
Chief Financial Officer

Notary Public

LINDA J. HARWOOD
NOTARY PUBLIC AT LARGE
SHELBY COUNTY, TENNESSEE

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.
- ■ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morgan Keegan & Company, Inc. and Subsidiaries

Financial Statements
and Supplemental Information

Year Ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
International Place
Suite 500
6410 Poplar Avenue
Memphis, Tennessee 38119

Phone: (901) 526-1000
www.ey.com

Report of Independent Auditors

The Board of Directors
Morgan Keegan & Company, Inc.

We have audited the accompanying consolidated statement of financial condition of Morgan Keegan & Company, Inc. and Subsidiaries (the Company) as of December 31, 2004, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2005

Morgan Keegan & Company, Inc. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 23,532,733
Securities segregated for regulatory purposes, at market	29,500,000
Deposits with clearing organizations and others	12,205,349
Receivables from brokers and dealers and clearing organizations	72,029,191
Receivables from customers	520,676,980
Securities purchased under agreements to resell	587,550,172
Securities owned, at market	904,286,940
Memberships in exchanges, at cost (estimated market value $5,510,000)	7,485,729
Furniture, equipment, and leasehold improvements, less allowances for depreciation and amortization of $17,675,295	11,827,173
Other assets	116,381,008
Total assets	$2,285,475,275
Liabilities and stockholder's equity	
Liabilities:	
Short-term borrowings	$ 106,400,000
Due to affiliate	8,950,815
Payables to brokers and dealers and clearing organizations	79,832,860
Payables to customers	500,565,905
Customer drafts payable	40,386,236
Securities sold under agreements to repurchase	538,542,139
Securities sold, not yet purchased, at market	345,781,027
Other liabilities	171,685,449
Total liabilities	1,792,144,431
Stockholder's equity:	
Common stock, par value $.625 per share: Authorized shares 100,000,000; 29,404,235 issued and outstanding shares	18,377,646
Paid-in capital	39,114,173
Retained earnings	435,839,025
Total stockholder's equity	493,330,844
Total liabilities and stockholder's equity	$2,285,475,275

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiaries

Consolidated Statement of Income

December 31, 2004

Revenues	
Commissions	$ 166,511,465
Principal transactions	184,914,976
Investment banking	103,894,523
Interest	53,814,730
Investment management fees	61,543,027
Other	22,597,206
	593,275,927
Expenses	
Compensation	358,066,442
Floor brokerage and clearance	9,918,116
Communications	35,737,385
Travel and promotional	15,086,388
Occupancy and equipment cost	26,442,023
Interest	24,878,923
Taxes, other income taxes	17,741,236
Other operating expenses	11,981,918
	499,852,431
Income before income taxes	93,423,496
Income tax expense	35,403,796
Net income	$ 58,019,700

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiaries

Statements of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in	Retained	Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2004	29,404,235	$18,377,646	$ 39,114,173	$ 397,819,325	$ 455,311,144
Net income				58,019,700	58,019,700
Dividends paid				(20,000,000)	(20,000,000)
Balance at December 31, 2004	29,404,235	$18,377,646	$ 39,114,173	$ 435,839,025	$ 493,330,844

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Year Ended December 31, 2004

Operating activities	
Net income	$ 58,019,700
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	4,611,448
Deferred income taxes	(794,846)
	61,836,302
Decrease (increase) in operating assets:	
Securities segregated for regulatory purposes, at market	52,600,000
Deposits with clearing organizations and others	3,393,912
Receivables from brokers and dealers and clearing organizations	40,863
Receivables from customers	(17,101,857)
Securities purchased under agreements to resell	(40,636,581)
Securities owned, at market	(108,342,374)
Other assets	9,217,570
Increase (decrease) in operating liabilities:	
Payables to brokers and dealers and clearing organizations	21,268,406
Payables to customers	(44,266,363)
Customer drafts payable	9,989,071
Securities sold under agreements to repurchase	58,877,409
Securities sold, not yet purchased, at market	30,344,468
Other liabilities	(12,860,419)
	(37,475,895)
Net cash provided by operating activities	24,360,407
Financing activities	
Short-term borrowings	15,200,000
Due to affiliate	(13,438,671)
Net cash provided by financing activities	1,761,329
Investing activities	
Payments for furniture, equipment, and leasehold improvements	(3,535,614)
Cash dividends paid	(20,000,000)
Net cash used in investing activities	(23,535,614)
Net increase in cash	2,586,122
Cash at beginning of year	20,946,611
Cash at end of year	$ 23,532,733

Income tax payments totaled $36,535,736 in 2004. Interest payments totaled $24,629,359 in 2004.

See accompanying notes.

1. Description of the Company and Basis of Presentation

Morgan Keegan & Company, Inc. and Subsidiaries (the Company) is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Regions Financial Corporation, Inc. (the Parent or Regions). The Company is in one principal line of business of providing investment services primarily in the southern United States. These services include the underwriting, distribution, trading and brokerage of equity and debt securities, as well as the sale of mutual funds and other investment products. In addition, the Company provides investment management for retail and institutional clients and trust services for retail clients. The Company is a member of the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other principal exchanges.

The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany balances and transactions.

2. Significant Accounting Policies

Financial Assets and Liabilities

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts, which because of the short-term nature of the financial instruments, approximate current fair value. Fair value is generally based on published market prices.

Securities Transactions

Securities transactions and related commission revenue and expense are presented on a trade date basis.

Securities

Securities owned and securities sold, not yet purchased are carried at fair value and unrealized gains and losses are reflected in revenues.

Investment Banking

Management fees on investment banking transactions and selling concessions are recorded on the settlement date. Underwriting fees are generally recorded on the date the underwriting syndicate is closed. Investment management fees are recorded when the services to be performed are completed.

2. Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of furniture and equipment and over the shorter of the lease term or useful life of leasehold improvements.

Securities-Lending Activities

Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. Securities-loaned transactions require the borrower to deposit cash or other collateral with the Company. Generally, this amount is in excess of the market value of securities-loaned. The Company monitors the market value of securities-borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities-borrowed and securities-loaned transactions and is included in other assets or other liabilities on the Statement of Financial Condition and the respective interest balances on the Statement of Income.

Reverse Repurchase Agreements and Repurchase Agreements

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. Interest is accrued on repurchase or resale contract amounts and is included in other assets or other liabilities on the Statement of Financial Condition and the respective interest balances on the Statement of Income.

Derivatives

The Company records its derivatives activities at fair value in the statement of financial condition and gains and losses are recognized in the statement of income.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

2. Significant Accounting Policies (continued)

Receivables from Customers

Receivables from customers include amounts arising from uncompleted transactions and margin balances. Securities, which are owned by customers but held as collateral for receivables from customers, are not included in the financial statements.

Memberships in Exchanges

The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost. Assessments of the potential impairment of carrying value, in accordance with FASB Statement No. 144, *Impairment and Disposal of Long Lived Assets,* are made periodically.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities, an Interpretation of ARB 51.* In December 2003, the FASB revised FIN 46 to incorporate several FASB Staff Positions and change the effective date. FIN 46 addresses consolidation by business enterprises of variable interest entities (VIE). In general, FIN 46 defines a VIE as any legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 excludes certain interests from its scope including transferors to qualifying special purpose entities subject to Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, and employee benefit plans subject to specific accounting requirements in existing FASB Statements. FIN 46 was effective immediately to VIEs created after January 31, 2003. For variable interests in entities created before February 1, 2003, that are considered to be special-purpose entities, FIN 46 was effective on December 31, 2003, for calendar-year companies. For variable interests in other entities created before February 1, 2003, FIN 46 became effective on March 31, 2004, for calendar-year companies.

2. Significant Accounting Policies (continued)

The Company adopted the provisions of FIN 46 for all variable interests in entities created or modified after January 31, 2003. In addition, the Company adopted FIN 46 for entities created before February 1, 2003, that are considered to be special-purpose entities on December 31, 2003. The adoption of the effective provisions of FIN 46 did not have a material effect on the Company's financial position or results of operations. FIN 46 was adopted on March 31, 2004 for entities created before February 1, 2003, that were not considered to be special-purpose entities. The adoption of FIN 46 for these entities did not have a material effect on the Company's financial position or results of operations.

3. Short Term Borrowings

At December 31, 2004, the Company had an unsecured line of credit of $100,000,000 with the Parent, with $50,000,000 outstanding included in short-term borrowings at December 31, 2004. There were no compensating balances associated with this line of credit, and there is no expiration. This line bears interest at the federal funds rate plus 50 basis points.

At December 31, 2004, the Company had total lines of credit with other financial institutions of $375,000,000, with expirations prior to December 31, 2005, under which $115,000,000 could be borrowed on an unsecured basis. There were no compensating balances associated with these lines of credit. There was $56,400,000 outstanding against these lines of credit at December 31, 2004. Secured amounts are collateralized by securities held in safekeeping at the respective financial institution. The lines bear interest at rates linked to the federal funds rate.

Interest rates on outstanding balances of short-term borrowings at December 31, 2004 averaged 2.66%.

Amounts due to affiliate represent payables to another subsidiary of the Parent arising in the normal course of business and is $8,950,815 at December 31, 2004. The balance bears interest at a rate linked to the federal funds rate.

4. Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2004.

5. Securities and Deposits with Clearing Organizations and Others

Securities owned for trading purposes consist of the following, at fair value:

	December 31 2004
U.S. government obligations	$708,934,659
State and municipal obligations	150,048,797
Corporate bonds	42,600,538
Bankers' acceptances	431,720
Stocks	2,271,226
	$904,286,940

State and municipal obligations include an issue with a par value of $12,700,000, which is recorded at a fair value of $4,699,000 at December 31, 2004, as determined by management of the Company, which is the amount expected to be recovered from the bonds. In addition, the Company has advanced a total of approximately $3,000,000 to fund capital improvements expected to be recovered from the operations of the skilled-care facility, which issued the bonds.

Deposits with clearing organizations and others consist of cash and U.S. Government obligations with a total fair value of $12,205,349 at December 31, 2004.

Securities segregated for regulatory purposes consist of U.S. Government obligations with a total fair value of $29,500,000 at December 31, 2004. These securities were on deposit in a special reserve bank account on the dates indicated to satisfy the Company's reserve requirement under Rule 15c 3-3 of the Securities and Exchange Commission.

Securities sold, not yet purchased consist of the following, at fair value:

	December 31 2004
U.S. government obligations	$338,787,767
Corporate bonds	4,890,401
Stocks	1,983,884
State and municipal obligations	118,975
	$345,781,027

5. Securities and Deposits with Clearing Organizations and Others (continued)

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Consolidated Statement of Financial Condition.

6. Receivables from Brokers, Dealers and Clearing Organizations

Accounts with brokers, dealers and clearing organizations consist of the following:

	December 31 2004
Receivable:	
Securities failed to deliver	$46,342,417
Due from clearing organizations	957,092
Securities borrowed	24,625,910
Other	103,772
	$72,029,191
Payable:	
Securities failed to receive	$67,214,255
Securities loaned	12,618,605
	$79,832,860

7. Leases

The Company leases office space, furniture and equipment under noncancelable leases expiring through 2011, with options to renew certain of the leases for up to an additional five years. The office space leases contain escalation provisions. Total rental expense for the year ended December 31, 2004, was $16,775,692. Included in these totals are payments to related parties of $260,402.

7. Leases (continued)

Aggregate future annual minimum rental commitments for the years ending December 31 are as follows:

2005	$14,941,518
2006	14,304,715
2007	11,506,965
2008	7,006,537
2009	5,233,543
Thereafter	13,097,423
	$66,090,701

Future minimum rental commitments to related parties included in the amounts above total $1,748,756.

8. Commitments and Contingencies

At December 31, 2004, the Company had pledged approximately $61,000,000, in customer-owned securities to cover customer margin requirements with a clearing organization.

In 2002, a jury in the United States District Court for the Western District of Oklahoma returned a verdict against Morgan Keegan & Company, Inc. in a suit that was first filed on April 24, 2000, by Nuveen Premium Income Fund 4, Inc. and thereafter by Strong Municipal Bond Fund, Inc. Suit also was filed against T. Kenny & Co., the underwriter of the bonds, against whom the jury also rendered a verdict. The suit alleged that misrepresentations were made in connection with the sale of an issue of multi-family housing bonds purchased by the plaintiffs in 1998. While the judgment entered by the district court contained several alternatives, the maximum damage award equals approximately $22,900,000, plus interest and an additional award of approximately $1,530,000 in attorneys' fees, expenses and costs. Morgan Keegan & Company, Inc. has appealed the decision to the United States Court of Appeals for the Tenth Circuit. During 2004, the Company settled all claims regarding the judgment for Strong Municipal Bond Fund, Inc. The Nuveen Premium Income Fund 4, Inc. claims continue under the appeal. No payment of the judgment amount is required while the appeal is pending. Management of Morgan Keegan & Company, Inc. is of the opinion that it has meritorious grounds for appeal and that liability resulting from the litigation will have no material adverse effect on the Company's results of operations or financial condition.

8. Commitments and Contingencies (continued)

The Company is named in various other proceedings incidental to its securities business. While the ultimate resolution of pending litigation and claims cannot be predicted with certainty, based upon the information currently known, management is of the opinion that it has meritorious defenses and has instructed its counsel to vigorously defend such lawsuits and claims, and that liability, if any, resulting from all litigation will have no material adverse effect on the Company's results of operations or financial condition.

9. Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Parent allocates federal income taxes on a separate return basis.

Significant components of the provision for income taxes for the year ended December 31, 2004, are as follows:

Federal:	
Current	$ 33,084,155
Deferred	(794,846)
	32,289,309
State	3,114,487
Income tax expense	$ 35,403,796

The reconciliation of income tax computed at the U.S. statutory tax rate to income tax expense is:

	Year Ended December 31 2004	
	Amount	**Percent**
Federal statutory rate applied to pretax earnings	$32,698,222	35.0%
State and local taxes, less federal income tax benefit	1,949,904	2.1%
Nontaxable interest, less nondeductible interest expense	(906,444)	(1%)
Other – net	1,662,114	1.8%
	$35,403,796	37.9%

9. Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2004 are as follows:

Deferred tax assets	
Deferred compensation	$26,005,060
Non-deductible reserves	4,013,766
Insurance and benefits	851,767
Other	4,834,990
	35,705,583
Deferred tax liabilities	
Depreciation and related items	2,616,845
Net deferred tax assets	$33,088,738

Net deferred tax assets are included in other assets on the Consolidated Statement of Financial Condition. Management has evaluated the need for a valuation allowance for all or a portion of the deferred tax assets and concluded that no valuation allowance was necessary.

10. Reverse Repurchase and Repurchase Agreements

The Company enters into repurchase agreements with the obligation to repurchase the securities sold reflected as a liability in the Consolidated Statement of Financial Condition. These agreements carry risks of changes in fair value similar to securities held in the Company's inventory. The Company also enters into reverse repurchase agreements. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the Consolidated Statement of Financial Condition. Securities purchased under agreements to resell are held in safekeeping in the Company's name. Should the market value of the underlying securities decrease below the amount recorded, the counterparty is required to place an equivalent amount of additional securities in safekeeping in the name of the Company. Government securities segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission represents securities purchased under an agreement to resell of $29,500,000 at December 31, 2004.

11. Employee Benefit Plans

The Company makes discretionary contributions to its 401(k) defined contribution plan covering substantially all employees. Total expense related to the 401(k) plan for the year ended December 31, 2004, was $2,968,736.

The Company also makes discretionary grants of restricted cash, which vest and are amortized over the restriction period, generally five years. Total expense related to these grants for the year ended December 31, 2004, was $11,711,459.

12. Regulatory Requirements

As a registered broker-dealer and member of the New York Stock Exchange, Inc., the Company is subject to the Securities and Exchange Commission's (SEC) uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternate method of the rule, which prohibits a broker-dealer from engaging in any securities transactions when its net capital, as defined, is less than 2% of its aggregate debit balances arising from customer transactions. The SEC may also require a member to reduce its business and restrict withdrawal of capital if its net capital is less than 4% of aggregate debit balances, and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than 5% of aggregate debit balances.

At December 31, 2004, the Company had net capital of $299,207,112, which was 53% of its aggregate debit balances and $287,811,834 in excess of the 2% net capital requirement.

13. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

Financial instruments recorded at fair value on the Company's Consolidated Statement of Financial Condition include securities owned and sold, not yet purchased. Other financial instruments are recorded by the company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, and receivables from and payables to affiliates and customers. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. The Company's activities involve the execution, settlement and financing of various securities transactions, including customer transactions. Customer activities are transacted on either a cash

13. Financial Instruments with Off-Balance Sheet Risk and Credit Risk (continued)

or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to cover such positions at a loss. The Company manages its exposure to these instruments by entering into offsetting or other positions in a variety of financial instruments.

As a securities broker-dealer, a substantial portion of the Company's transactions is collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's or contra party's ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

If another party to the transaction fails to perform as agreed (such as failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company maintains its cash deposits in various financial institutions, several of which include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

In the normal course of business, the Company enters into underwriting and forward and future commitments. At December 31, 2004, the contract amount of future contracts to purchase and sell U.S. Government and municipal securities was approximately $22 million and $228 million, respectively. The Company typically settles its position by entering into equal but opposite contracts and, as such, the contract amounts do not necessarily represent future cash requirements. Settlement of the transactions relating to such commitments is not expected to have a material effect on the Company's financial position. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

13. Financial Instruments with Off-Balance Sheet Risk and Credit Risk (continued)

While the Company regularly participates in the trading of some derivative securities for its customers, this trading is not a significant portion of the Company's business. The Company does not participate in the trading of derivative securities for its own account.

Supplemental Information

Schedule I

Morgan Keegan & Company, Inc. and Subsidiaries

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Total stockholder's equity (from Statement of Financial Condition)	$	493,330,844
Deductions:		
Nonallowable assets:		
Memberships in exchanges, at cost		7,485,729
Furniture, equipment, and leasehold improvements, less allowance for depreciation and amortization of $17,675,295 at December 31, 2004		11,827,173
Dividends receivable outstanding longer than 30 days from the payable date		80,575
Aged fails to deliver		444,957
Unsecured customer debit balances		336,924
Other assets		110,672,915
Other deductions and/or charges		10,360,446
Securities not readily marketable		4,833,500
Net capital before haircuts on securities positions		347,288,625
Haircuts on securities positions:		
Corporate obligations		2,618,189
Contractual securities commitments		5,639,831
U.S. Government and agency obligations		30,566,093
State and municipal government obligations		8,217,936
Stocks		876,355
Options and other		163,109
Net capital	$	299,207,112
Aggregate debit items as shown in formula for reserve requirement	$	569,763,915
Minimum net capital required (greater of $1,000,000 or 2% of aggregate debit items)	$	11,395,278
Excess net capital		287,811,834
Net capital	$	299,207,112
Net capital in excess of		
4% of aggregate debit items	$	276,416,555
5% of aggregate debit items	$	270,718,916
Percentage of net capital to aggregate debit items		53%

No material differences exist between the computation above and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II, as amended, as of December 31, 2004.

Schedule II

Morgan Keegan & Company, Inc. and Subsidiaries

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004

Credit balance	
Free credit balances and other credit balances in customers' security accounts	$ 523,826,247
Monies borrowed collateralized by securities carried for the accounts of customers	25,511,513
Monies payable against customers' securities loaned	12,618,580
Customers' securities failed to receive	23,097,680
Credit balances in firm accounts which are attributable to principal sales to customers	6,973,297
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed	321,665
Other	10,838,497
Total credit items	$ 603,187,479
Debit balances	
Debit balances in customer's cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 510,956,547
Securities borrowed to cover short sales by customers	15,264,664
Failed to deliver of customers' securities not older than 30 calendar days	18,413,191
Margin required with Options Clearing Corporation	25,129,513
Aggregate debit items	569,763,915
Less 3%	(17,092,917)
Total debit items	552,670,998
Excess of credits over debits	$ 50,516,481
Amount on deposit in special reserve bank account	$ 29,500,000

No material differences exist between the computation above and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II, as amended, as of December 31, 2004.

Note - As of December 31, 2004, Morgan Keegan was required by the above computation to deposit at least $21,016,481. On January 4, 2005, a total of $39,100,000 was deposited into the reserve, making the balance $68,600,000, which was $18,083,519 in excess of the requirement.

Schedule III

Morgan Keegan & Company, Inc. and Subsidiaries

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under *Rule 15c3-3*)	None
Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations" *as permitted under Rule 15c3-3*).	None

Morgan Keegan & Company, Inc. and Subsidiaries

Statement Regarding the Segregation Requirements
And Funds in Segregation for Customers
Trading on U.S. Commodity Exchanges

December 31, 2004

For the year ended December 31, 2004, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Morgan Keegan & Company, Inc. and Subsidiaries

Statement Regarding the Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7

December 31, 2004

For the year ended December 31, 2004, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Morgan Keegan & Company, Inc. and Subsidiaries

Statement Regarding the Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts

December 31, 2004

For the year ended December 31, 2004, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
International Place
Suite 500
6410 Poplar Avenue
Memphis, Tennessee 38119

Phone: (901) 526-1000
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Morgan Keegan & Company, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Morgan Keegan & Company, Inc. and Subsidiaries (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) and the minimum financial requirements pursuant to Regulation 1.17 of the CFTC,

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

5. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulation thereunder, and the segregation of funds based on such computations, and

6. Making the daily computations of foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) of the SEC and Regulation 1.16 of the CFTC list additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and by the CFTC for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's and CFTC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2005